UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTION, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2002

MAHANAGAR TELEPHONE NIGAM LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

The Republic of India
(Jurisdiction of incorporation or organization)

12th Floor, Jeevan Bharati Tower 1
124 Connaught Circus
New Delhi – 110001
India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not Applicable

EXHIBIT INDEX

Exhibit	Description of Exhibit
1.	Press release announcing unaudited financial results under Indian GAAP for the three months ended June 30, 2002

आर० एस० पी० सिन्हा
निदेशक वित्त
R.S.P. SINHA
Director Finance

महानगर टेलीफोन निगम लिमिटेड
(भारत सरकार का उद्यम)
Mahanagar Telephone Nigam Limited
(A Government of India Enterprise)

PRESS RELEASE

6.00 PM 30th July, 2002

MTNL has earned Rs.14953.15 mn from services during the Quarter ending 30.6.2002. This is a decrease of Rs.16.61 mn compared to the corresponding quarter of the previous year. The decrease of only 0.11% in income from services is despite a reduction in the NLD tariffs by approximately 60%. The elasticity factor and the increase in traffic volumes is yet to be seen.

The Company has earned a gross profit of Rs.3604.04 mn during this quarter, which is Rs.789.04 mn lower than the profit for the corresponding quarter of the previous year. This depicts a decrease of 17.96%. The net profit of Rs.2498.74 mn during this quarter is a reduction by Rs.1274.34 mn over the profit figure of the quarter ending 30.6.2001 i.e. a decrease of 33.77%.

The decrease in net profit is due to an increase in the taxation, depreciation & staff cost. The tax liability of MTNL has increased under section 80IA wherein only 30% benefit is now available against the 100% benefit being availed earlier. A provision has also been made for deferred tax. The increase in staff cost is largely due to an increase in the provision for retirement benefits based on actuarial valuations. With the falling interest rates the actuarial valuation has increased.

(R.S.P. SINHA)
DIRECTOR(FINANCE)

Annexure A

MAHANAGAR TELEPHONE NIGAM LIMITED

(A Govt.of India Enterprise)

UNAUDITED FINANCIAL RESULTS (PROVISIONAL) FOR THE THREE MONTHS ENDED 30.06.2002

(Rs. In Million)

Sl.No.	Particulars	Three months Ended on 30.06.2002	Corresponding three months of the previous year Ended on 30.06.2001	Previous Accounting Year Ended 31.3.2002 (Audited) (Subject to certification by C&AG)
1	2	3	4	6
1	Net Income from Service	14936.54	14953.15	61437.24
2	Other Income	415.71	521.14	2483.46
	Total	15352.25	15474.29	63920.70
3	Total Expenditure			
a.	Staff Cost	3869.76	3191.85	14004.89
b.	Admn./Operative Expenditure	2038.43	2115.15	9683.82
c.	Licence Fee	1588.39	1794.37	6652.42
d.	Revenue Sharing	2046.56	2100.00	7335.09
4	Interest	8.56	18.39	56.76
5	Depreciation	2178.51	1861.45	8164.56
6	Profit Before Tax	3604.04	4393.08	18023.16
7	Provision for Taxation	1104.50	620.00	4937.63
8	Prior period adjustments	0.80	0.00	78.76
9	Net Profit	2498.74	3773.08	13006.77
10	Paid up equity share capital Face value of Rs.10/-each.			6300.00
11	Reserves Excluding Revaluation Reserve			83096.41
12	EPS Basic/Diluted (in Rs.)	3.96	5.99	20.65
13	Aggregate of non-promoter shareholding:-			
a.	Number of shares			275627260
b.	Percentage of shareholding			43.75%

Notes:

1. The above results have been taken on record by the Board of Directors in their meeting held on 30.7.2002.
2. Pending finalisation of Interconnection Agreement between MTNL and BSNL/VSNL, the revenue sharing has been worked out on provisional basis.
3. The Tax Provision includes Rs.32.27 million towards Deferred Tax Liability worked out as per AS 22.

Place: New Delhi

Date : 30.7.2002

For and on behalf of the Board of Directors

(RSP Sinha)

Director(Finance)

UNAUDITED SEGMENT WISE REVENUE, RESULTS AND CAPITAL EMPLOYED FOR THE QUARTER

ENDED ON 30.06.2002

Rs. In Million

Particulars	Business Segments		Unallocable	Total
	Basic Services	Cellular		
Income from Services	14673.20	354.09	0.00	15027.29
Inter Unit Income	-90.75	0.00	0.00	-90.75
Other Income	0.00	0.00	415.71	415.71
Total:	14582.45	354.09	415.71	15352.25
Segment result before interest/ extra- ordinary items and Tax	3227.40	210.70	174.50	3612.60
Less: Interest	8.56	0.00	0.00	8.56
Profit before Extra-ordinary items and Tax	3218.84	210.70	174.50	3604.04
Less: Prior period items	0.80	0.00	0.00	0.80
Profit before tax	3218.04	210.70	174.50	3603.24
Less: Provision for Tax			1104.50	1104.50
Profit after tax				2498.74
Segment Assets	93319.79	1928.88	97922.79	193171.46
Segment Liabilities	40225.46	915.76	34264.62	75405.84
Capital Employed	53094.33	1013.12	63658.17	117765.62
Segment Depreciation	2147.39	29.68	1.44	2178.51

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mahanagar Telephone Nigam Limited

Date: August 8, 2002

By:
Name: R.S.P. Sinha
Title: Director (Finance)